Exhibit 99.85

OLIVIER TAVCHANDJIAN

CERTIFICATE OF QUALIFICATION

I, Olivier Tavchandjian, Ph.D., P.Geo., do hereby certify that:

1.	I am employed as a Senior Project Manager at:

Golder Associates Ltd.

2390 Argentia Road Suite 200, Ontario L5N 5Z7

Telephone: 905-567-4444(ext. 1344); Fax: 905-567-6561; Email: Olivier_Tavchandjian@golder.com

2.	I graduated with a Bachelor’s degree in Geology from the University of Aix-Marseille (France). In addition, I have obtained a Master in Geology from the University of Aix-Marseille (France) and a Ph.D. in Mineral Resources from the Universite du Quebec a Chicoutimi (Canada).

3.	I am a member in good standing of the Association of Professional Geologists of Ontario (APGO).

4.	I have practised my profession continuously since graduation. My relevant experience with respect to this project is over twenty years of experience in exploration and mineral resource evaluation of mineral projects nationally and internationally including over ten years Ni laterites operations in Indonesia, New Caledonia, Australia and Brazil.

5.	I am responsible for Sections 1 to 3 and 16 to 19 (that are excerpts from the March 31, 2010 Technical Report) of the technical report titled “Update to the Mineral Resource estimates of the Fenix Project, Izabal, Guatemala” (the “March 31, 2010 Technical Report”) with an effective date of March 31, 2010. I visited the Fenix Project site for one week in August 2009.

6.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purpose of NI 43-101.

7.	I have not had prior involvement with the property that is subject to the March 31, 2010 Technical Report.

8.	I am not aware of any material fact or change with respect to the subject matter of the March 31, 2010 Technical Report as of the date of this certificate, to the best of my knowledge, information and belief that sections I am responsible for as stated in Bullet 5 contains all scientific and technical information that is required to be disclosed to make the March 31, 2010 Technical Report not misleading.

9.	I am independent of the issuer applying all the tests in section 1.4 of the National Instrument (NI) 43-101.

10.	I have read NI 43-101 and form 43-101F1, and the March 4, 2010 Technical Report has been prepared in compliance with that instrument and form.

Dated this 31st Day of March, 2010.

Original Signed and Stamped by:

Olivier Tavchandjian, Ph.D., P.Geo.

Golder Associates Ltd.

2390 Argentia Road, Mississauga, Ontario L5N 5Z7

Tel: +1 (905) 567 4444 Fax: +1 (905) 567 6561 www.golder.com

Golder Associates: Operations in Africa, Asia, Australasia, Europe, North America and South America